UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

15006224

Received SEC

JAN 22 2015

Washington, DC 20549

No Act
PE 1/22/15

January 22, 2015

Act: 1934
Section:
Rule: 14a-8 (DDS)
Public
Availability: 1-22-15

Shelley J. Dropkin
Citigroup Inc.
dropkins@citi.com

Re: Citigroup Inc.

Dear Ms. Dropkin:

This is in regard to your letter dated January 22, 2015 concerning the shareholder proposal submitted by Harrington Investments, Inc. for inclusion in Citigroup's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Citigroup therefore withdraws its December 22, 2014 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Adam F. Turk
Attorney-Adviser

Enclosure

cc: John Harrington
Harrington Investments, Inc.
john@harringtoninvestments.com

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc
601 Lexington Ave
19th Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

citi

January 22, 2015

BY E-MAIL [shareholderproposals@sec.gov]
U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. from Harrington Investments, Inc.

Dear Sir or Madam:

This letter relates to a proposal (the "Proposal") submitted to Citigroup Inc. (the "Company") by Harrington Investments, Inc. (the "Proponent"). In a letter dated December 22, 2014, the Company requested that the Staff of the Division of Corporation Finance concur that the Company could exclude the Proposal from its proxy materials for its 2015 annual meeting of stockholders pursuant to Rule 14a-8 of the rules and regulations promulgated under the Securities Exchange Act of 1934.

Enclosed as Enclosure 1 is a letter from John Harrington, the President and CEO of the Proponent, dated January 22, 2015, stating that the Proponent is withdrawing the Proposal. In reliance upon this letter, the Company hereby withdraws its December 22, 2014 no-action request relating to the Proposal.

If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,

Shelley J. Dropkin
Deputy Corporate Secretary and
General Counsel, Corporate Governance

cc: Harrington Investments, Inc.
1001 2nd Street, Suite 325
Napa, California 94559
707-252-6166 (t)
707-257-7923 (f)

ENCLOSURE 1

LETTER FROM HARRINGTON INVESTMENTS, INC.

HARRINGTON
INVESTMENTS, INC.

January 22, 2015

Shelley J. Dropkin
Managing Director
Deputy Corporate Secretary and
General Counsel, Corporate Governance
Citigroup Inc.
601 Lexington Avenue, 19th floor
New York, NY 10022

RE: Withdrawal of Shareholder Proposal

Dear Ms. Dropkin:

This letter is confirmation that I, John Harrington, President and CEO of Harrington Investments, Inc., agree to withdraw the shareholder proposal submitted to Citigroup for consideration at its 2015 Annual Shareholder's Meeting. I am withdrawing the proposal based upon the adoption of mutually agreed upon new language adding "systemic risk" to the Mandate of the Business Practices Committee (BPC).

Please withdraw Citigroup's request to the SEC for a No Action letter on the proposal.

Sincerely,

John Harrington
President & CEO, Harrington Investments, Inc.

cc: Sanford Lewis
SEC

1002 2ND STREET SUITE 325 NAPA CALIFORNIA 94559 707 252 6166 800-788-0154 FAX 707-257 7923
WWW HARRINGTONINVESTMENTS COM

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc.
601 Lexington Ave
19th Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

December 22, 2014

BY E-MAIL [shareholderproposals@sec.gov]

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. from Harrington Investments, Inc.

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), attached hereto for filing is a copy of the stockholder proposal and supporting statement (together, the "Proposal") submitted by Harrington Investments, Inc. (the "Proponent") for inclusion in the proxy statement and form of proxy (together, the "2015 Proxy Materials") to be furnished to stockholders by Citigroup Inc. (the "Company") in connection with its 2015 annual meeting of stockholders. The Proponent's mailing address and telephone and fax number, as stated in the correspondence of the Proponent, is listed below.

Also attached for filing is a copy of a statement of explanation outlining the reasons the Company believes that it may exclude the Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(3), Rule 14a-8(i)(7) and Rule 14a-8(i)(10).

By copy of this letter and the attached material, the Company is notifying the Proponent of its intention to exclude the Proposal from its 2015 Proxy Materials.

The Company is filing this letter with the U.S. Securities and Exchange Commission (the "Commission") not less than 80 calendar days before it intends to file its 2015 Proxy Materials. The Company intends to file its 2015 Proxy Materials on or about March 18, 2015.

The Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") of the Commission confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2015 Proxy Materials.

If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,

Shelley J. Dropkin
Deputy Corporate Secretary and
General Counsel, Corporate Governance

cc: Harrington Investments, Inc.
1001 2nd Street, Suite 325
Napa, California 94559
707-252-6166 (t)
707-257-7923 (f)

ENCLOSURE 1

THE PROPOSAL AND RELATED CORRESPONDENCE (IF ANY)

HARRINGTON
INVESTMENTS, INC.

October 23, 2014

Corporate Secretary
Citigroup
399 Park Avenue
New York, NY 10043

RECEIVED
NOV 03 2014

RE: Shareholder Proposal

Dear Corporate Secretary,

As a beneficial owner of Citigroup company stock, I am submitting the enclosed shareholder resolution for inclusion in the 2015 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (the "Act"). I am the beneficial owner, as defined in Rule 13d-3 of the Act, of at least $2,000 in market value of Citigroup common stock. These securities have been held for more than one year as of the filing date and at least the requisite number of shares for a resolution will continue to be held through the shareholder's meeting. I have enclosed a copy of Proof of Ownership from Charles Schwab & Company. I or a representative will attend the shareholder's meeting to move the resolution as required.

Sincerely,

John C. Harrington

encl.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
WWW.HARRINGTONINVESTMENTS.COM

charles SCHWAB

PO Box 52013
Phoenix, AZ 85072

October 23, 2014

Citigroup
C/O Corporate Secretary of Citigroup
399 Park Avenue
New York, NY 1043

RE: Account & OMB Memorandum M-07-16 ***
Harrington Inv Inc 401k Plan
John Harrington – FBO

Dear Secretary:

This letter is to confirm that Charles Schwab is the record holder for the beneficial owner of the Harrington Investments, Inc. account and which holds in the account 150 shares of stock in Citigroup (C). These shares have been held continuously for at least one year prior to and including October 23, 2014.

The shares are held at Depository Trust Company under the Participant Account Name of Charles Schwab & Co., Inc., number 0164.

This letter serves as confirmation that John Harrington is the beneficial owner of the above referenced stock.

Should additional information be needed, please feel free to contact me directly at 877-393-1949 between the hours of 11:30 AM and 8:00 PM EST.

Sincerely,

Kirk Eldridge
Advisor Services
Charles Schwab & Co. Inc.

cc: Virginia Cao, Harrington Investments via fax 707-257-7923

Citigroup

Whereas, our company agreed to settle an SEC fraud charge over a mortgage-bond deal (Class V Funding III) which cost our company and its investors more than $700 million,

Whereas, our company agreed to pay shareholders $590 million to settle class action lawsuits tied to claims that the bank understated its exposure to unremarketable CDO securities, and settled similar SEC allegations for a $75 million penalty,

Whereas, in March 2013, our bank agreed to pay another $730 million to settle claims it misled investors in four dozen bond and preferred stock offerings over more than two years in which the bank raised $71 billion,

Whereas, our company in July 2014 agreed to pay $7 billion, the largest civil fraud penalty ever levied by the U.S. Department of Justice, to settle an ongoing investigation into Citigroup's mortgage securitization programs,

Whereas, our company continues to set aside millions of dollars to handle additional litigation expenses,

Whereas, our bank continues to respond to international charges including allegations of foreign exchange market and LIBOR manipulation, money laundering in Mexico, India, Africa and Japan, and price fixing in the United Kingdom,

Whereas, the Final Report of the National Commission on the Causes of the Financial Crisis in the United States in January 2011 stated that one of the causes of the crisis was "... a systemic breakdown in accountability and ethics,"

Whereas, the proponent believes there is overwhelming evidence, post-financial crisis, that shareholders and our economy face greater long-term downside risk from profit-making activities of Citigroup than do our top officers and directors,

Whereas, the proponent believes that the problem of moral hazard occurs where directors and managers are more likely to take actions with greater risk to society because the directors and managers do not face proportionate downside risks compared with the risks to society and to stakeholders. While the financial crisis resulted in financial penalties and legislative efforts, there may remain systemic risk posed by our company that has not been addressed,

Therefore, be it resolved, the shareholders request that the board of directors issue a report on moral hazard as it relates to Citigroup, assessing whether current company policies and procedures, above and beyond legal compliance practices, are adequate to prevent management and the board from making business decisions maximizing short-term profits by externalizing long-term financial risks to the U.S. economy. Such report should also explore potential policy options to trigger a special internal oversight and decision-making process in the event the board or management becomes aware of circumstances in which our company's activities, regardless of their lawfulness, may pose systemic risk, or create the potential for another major financial crisis. The report may be prepared at reasonable expense and exclude proprietary or legally prejudicial information.

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel
Corporate Governance

Citigroup Inc
601 Lexington Avenue
19th Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

citi

VIA UPS

November 5, 2014

John Harrington
1001 2nd Street, Suite 325
Napa, CA 94559

Dear Mr. Harrington:

Citigroup Inc. acknowledges receipt of your stockholder proposal for submission to Citigroup stockholders at the Annual Meeting in April 2015.

Sincerely,

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

ENCLOSURE 2

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

The Proposal provides as follows:

> Therefore, be it resolved, the shareholders request that the board of directors issue a report on moral hazard as it relates to Citigroup, assessing whether current company policies and procedures, above and beyond legal compliance practices, are adequate to prevent management and the board from making business decisions maximizing short-term profits by externalizing long-term financial risks to the U.S. economy. Such report should also explore potential policy options to trigger a special internal oversight and decision-making process in the event the board or management becomes aware of circumstances in which our company's activities, regardless of their lawfulness, may pose systemic risk, or create the potential for another major financial crisis. The report may be prepared at reasonable expense and exclude proprietary or legally prejudicial information.

Although the resolution seeks a report that covers issues "above and beyond legal compliance," six of the recitals that preface the Proposal refer to various regulatory fines and settlements of legal actions, and another recital refers to a report on "a systemic breakdown in accountability and ethics." A copy of the Proposal is attached hereto.

THE PROPOSAL IS VAGUE AND MISLEADING.

The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because the Proposal is vague and misleading.[1] The Proposal urges the preparation of a report, but the Proponent offers only jumbled catch-phrases that do not provide any sense of what concrete actions should be taken by the Company. The Company is not, and the stockholders will not be, able to determine what actions are requested in the Proposal.[2]

- The Proponent asks for a report on "moral hazard as it relates to Citigroup." Is he referring to some moral hazard posed by decisions that enhance the wealth of directors and managers at the expense of stockholders? *See* Proposal, Ninth Recital ("[T]he problem of moral hazard occurs where directors and managers are more likely to take

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1 Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-5(a), which requires information in a proxy statement to be clearly presented, and Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

2 Vague and indefinite stockholder proposals are inherently misleading and are therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (Sept. 15, 2004).

actions with greater risk to society because the directors and managers do not face proportionate downside risks . . . ."). Or, is he concerned about the moral hazard of managing the Company for the benefit of stockholders (which is required by Delaware law) at the expense of society? *See* the Proposal (focusing on the risks posed by the Company's "short-term profits"). Is "moral hazard" meant to cover potential conflicts of interest for directors and officers? Or, conflicts between the Company and the U.S. economy as a whole?

- The Proponent asks for a review relating to Company policy on decisions "maximizing short-term profits by externalizing long-term financial risks to the U.S. economy." What are "long-term financial risks to the U.S. economy"? What are the long-term financial risks that relate to the Company? The risk of mortgage foreclosures? The risk of the failure of other banks or financial institutions? Engaging in derivatives transactions? Legislators and other policy-makers do not have a consensus on what poses a long-term financial risk to the U.S. economy, so how can the Board or the stockholders determine what the Proponent intends.

- What does the Proponent mean when he refers to the "U.S. economy," and how are risks measured in relation to the U.S. economy? A drop in gross domestic product? An increase (or decrease) in inflation? The strength of the U.S. dollar against other currencies? The risk of bank failure? How many banks?

- Furthermore, what are "short-term profits"? Investments that are intended to yield a return in five-years? More? Less? More broadly, what specific types of Company profit-making activity is the Proponent referring to?

- It is also unclear what course of action the Company is supposed to undertake. At one point, the Proposal references imposing punitive measures on directors and management or otherwise incentivizing them to consider long-term issues. *See* Recitals to the Proposal, Ninth Recital ("Whereas, the proponent believes that the problem of moral hazard occurs where directors and managers are more likely to take actions with greater risk to society because the directors and managers do not face proportionate downside risk compared with risks to society and to stakeholders."). Is the Proponent asking for a new compensation scheme? A different liability regime for director, officer and employee indemnification and insurance?

- Although some aspects of the Proposal focus on incentives for directors and management (see recital above), others appear to focus on oversight measures (i.e., the requested report should "trigger a special internal oversight"). Moreover, the urged oversight is intended to "prevent management *and the board* from making" certain decisions. The Proponent appears to seek some new organizational structure to oversee the board and management decisions. But, the Proposal offers no view on what that structure should be. Under the law of Delaware (the state of incorporation of the Company), there is no oversight authority higher than the board of directors,[3] so what type of heretofore unheard of management regime is the Proponent seeking?

This Proposal is similar to a proposal that the Proponent presented to the Company and other issuers that asked for a report on company policies as they related to advancing "U.S. economic security." *Citigroup Inc.* (avail. Feb. 22, 2010); *Bank of America Corp.* (avail. Feb. 22, 2010). That proposal asked that a board committee be formed to "review the degree to which our Company's policies, beyond those required by law, are supportive of US economic security, while meeting the Board's responsibilities to the shareholders." The Staff concurred that this proposal asking for a committee relating to U.S. economic security was vague and indefinite. The Proposal's references to the "long term financial risks to the U.S. economy" are as amorphous as the proposal relating to "U.S. economic security." In both instances, the Proponent has failed to identify concrete concerns that can be addressed by the Company and that can be evaluated by stockholders. Also, in both proposals, the Proponent has asked the Company to depart from its charge of maximizing stockholder value to advance some broader policy goal relating to the U.S. economy.[4] When a proponent is asking the Company to deviate from its charge of maximizing stockholder value, it is essential that the Proponent specifically identify what goals he intends to advance. Vague notions of taking action relating to the "U.S. economy" are insufficient.

For the foregoing reasons, the Proposal may be excluded under Rule 14a-8(i)(3) because it is vague and misleading.

THE PROPOSAL RELATES TO THE COMPANY'S ORDINARY BUSINESS.

The Proposal may also be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations. As noted above, the Proponent has not provided a clear outline of exactly what kind of review is being urged,[5] but the stray (and sometimes conflicting) references to certain actions evidence an intent to interfere with the Company's ordinary business.

Rule 14a-8(i)(7) embodies a policy "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *SEC Release No. 34-*

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[3] *See* 8 *Del. C.* § 141(a) ("The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors . . . .").

[4] The Proposal also resembles other proposals where the Staff has concurred with exclusion where a proposal purports to set out specific criteria to measure the Company's compliance with the proposal, but the criteria is ambiguous. *See, e.g., The Boeing Co.* (avail. Mar. 2, 2011) (concurring with the omission of a proposal as vague where the proposal requested senior executives give up certain "executive pay rights" but that term was not defined); *AT&T Inc.* (avail. Feb. 16, 2010) (concurring with the exclusion of a proposal as vague where the proposal asked for disclosure on payments for "grassroots lobbying" but that term was note defined).

[5] Because the Proposal's mandate is vague and ambiguous, the Proposal similarly does not present a significant social policy issue for stockholder consideration. Rather, at best, the Proposal presents a series of vague and conflicting directives concerning the Company's business affairs.

40018 (May 21, 1998). The first central consideration upon which that policy rests is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second central consideration underlying the exclusion for matters related to the Company's ordinary business operations is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* The second consideration comes into play when a proposal involves "methods for implementing complex policies." *Id.* Where, as here, a proposal requests that the Company prepare a report on or create a committee to review a particular issue, "the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)." *SEC Release No. 34-20091* (Aug. 16, 1983).[6]

The Proposal relates to tasks fundamental to management's ability to run the Company on a day-to-day basis. The Proposal relates to a review of Company decisions to assess whether the Company is "maximizing short-term profits by externalizing long-term financial risks to the U.S. economy." Although framed as a review of the effect of the Company's policies on the U.S. economy, the Proposal involves a review of the Company's day-to-day business decisions with a particular focus on how those day-to-day decisions affect the U.S. economy and the Company. In *Bank of America Corp.* (avail. Jan. 11, 2007), the Staff concurred that a proposal that resembles the Proposal here was excludable as relating to ordinary business matters. That proposal, which was also made by the Proponent, sought the appointment of a "Vice President for US Economy and Security" to "review whether management and Board policies, beyond those required by law, adequately defend and uphold the economy and security of the United States of America." The Staff concurred that the company could exclude that proposal from its proxy materials because it related to the company's ordinary business operations. Likewise, this Proposal, which also pertains to the relationship between Company management and the long-term stability of the U.S. economy, relates to the Company's ordinary business operations.

The Proposal also seeks to micro-manage the Company's ordinary business operations. The Proposal "prob[es] too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *SEC Release No. 34-40018* (May 21, 1998). The Proposal is asking the Company to strike a new balance with respect to the inherent risks associated with the Company's financial activity. The recitals in the Proposal specifically target the Company's financing activities ("mortgage-bond[s]," "bond and preferred stock offerings," activities in "foreign exchange markets"). Although the Proposal states that it is focusing on the Company externalizing "long-term financial risks to the U.S. economy," this focus necessarily pertains to the Company's financial

6 The Staff reaffirmed the ordinary business test in Bulletin 14E, which clarifies that a proposal relating to the evaluation of risk may be excluded from a company's proxy materials if the underlying subject matter of the proposal relates to an ordinary business matter of the company. *Staff Legal Bulletin No. 14E* (Oct. 27, 2009).

products, and the "risks" inherent in these products. A proposal relating to the Company's underlying products and services relates to its ordinary business.[7]

The Proposal also relates to the Company's ordinary business because it relates to the Company's legal compliance programs. Although cast as seeking a review of the Company's decisions "above and beyond" legal requirements, the recitals to the Proposal focus on the governmental and regulatory proceedings, and settlements of lawsuits and fines that the Company has been required to pay.[8] In evaluating a proposal, the Staff will look to supporting statements and recitals to ascertain the meaning of a proposal.[9] Read as a whole, the Proposal clearly relates to the Company's compliance with applicable law. The "resolved" clause in the Proposal reinforces this emphasis on legal compliance by asking for "special internal oversight and decision-making process in the event the board or management becomes aware of circumstances in which our company's activities, regardless of their lawfulness, may pose systemic risk, or create the potential for another financial crisis." Although the activities are to be evaluated "regardless of their lawfulness," clearly part of that review would involve the

7 The Company's risk-taking activity is analogous to supplies or raw materials, and the Staff has consistently held that a proposal relating to one of these items is an ordinary business matter. *See, e.g., Dean Foods Co.* (avail. Mar. 9, 2007) (proposal requesting a board committee review and report on the company's policies relating to the production and sourcing of organic dairy products was excludable because it addressed "customer relations and decisions relating to supplier relationships"); *Walgreen Co.* (avail. Oct. 13, 2006) (proposal requesting that the board publish a report on the raw materials in the company's cosmetics was excludable as relating to ordinary business operations). Likewise, the Proposal is analogous to proposals relating to particular products or services, which the Staff has repeatedly determined are excludable as addressing ordinary business matters. *See, e.g., Family Dollar Stores, Inc.* (avail. Nov. 6, 2007) (proposal requesting a report evaluating Company policies and procedures for systematically minimizing customers' exposure to toxic substances and hazardous components in its marketed products, with a particular emphasis on products imported into the U.S., was excludable as relating to the "sale of particular products"); *PetSmart, Inc.* (avail. Apr. 14, 2006) (proposal requesting a report on whether the company will end all bird sales was excludable as relating to "the sale of particular goods").

8 *See* Proposal, First Recital ("our company agreed to settle an SEC fraud charge over a mortgage-bond deal" (Class V Funding III)"); Proposal, Second Recital ("our company agreed to pay shareholders $590 million to settle class action lawsuits tied to claims that the bank understated its exposure to unremarketable CDO securities ..."); Proposal, Third Recital ("our bank agreed to pay another $730 million to settle claims it misled investors in four dozen bond and preferred stock offerings ..."); Proposal, Fourth Recital ("our company in July 2014 agreed to pay $7 billion . . . to settle an ongoing investigation into Citigroup's mortgage securitization programs"); Proposal, Fifth Recital (referring the Company setting aside money for litigation expenses); Proposal, Sixth Recital (referring to charges of LIBOR manipulation, money laundering and price fixing).

9 *See Staff Legal Bulletin No. 14E*, Part B (Oct. 27, 2009) (noting that, for the exclusion of proposals on risk assessment as relating to ordinary business, the Staff reviews both the proposal and the supporting statement); *see Staff Legal Bulletin No. 14C*, Part D.2 (June 28, 2005) (same). *See also Bristol-Myers Squibb Co.* (avail. Jan. 29, 2013) (concurring in the exclusion of a proposal requesting a report on the company's lobbying practices and expenditures when the supporting statement focused on the company's support of the Patient Protection and Affordable Care Act); *Duke Energy Corp.* (avail. Feb. 24, 2012) (concurring in the exclusion of a proposal under Rule 14a-8(i)(7) because "the proposal and supporting statement, when read together, focus primarily on Duke Energy's specific lobbying activities that relate to the operation of Duke Energy's business and not on Duke Energy's general political activities"); *PepsiCo, Inc.* (avail. Mar. 3, 2011) (concurring in the exclusion of a proposal under Rule 14a-8(i)(7) because "the proposal and supporting statement, when read together, focus primarily on PepsiCo's specific lobbying activities that relate to the operation of PepsiCo's business and not on PepsiCo's general political activities").

lawfulness of the Company's activities that pose such "systemic risk." The Proponent is asking for an oversight function that is essentially a new legal compliance program. Accordingly, the Proposal falls within a long line of Staff precedents that interpret proposals relating to legal compliance as ordinary business. Indeed, as recently as last year, the Staff concurred that a similar proposal submitted by the Proponent requesting that a board prepare a policy review for clarifying and enhancing implementation of board members' and officers' fiduciary, moral and legal obligations to stockholders and other stakeholders could be omitted from a company's proxy materials under Rule 14a-8(i)(7) because that proposal related to the company's legal compliance program. *JP Morgan Chase & Co.* (avail. Mar. 13, 2014).[10]

Finally, to the extent the Proposal seeks an oversight function for extra-legal requirements, the Proposal relates to the Company's formulation of, and compliance with, ethical business practices. The Staff has noted that "Proposals that cover general adherence to ethical business practices and policies are generally excludable under Rule 14a-8(i)(7)."[11] In addition to focusing on the Company's exposure to legal and regulatory fines and losses, the Proposal seems focused on some overarching oversight function intended to assess the risks of the Company's activities "to society and to stakeholders." Indeed, in one of the few recitals that does not relate to legal compliance, the Proponent cites to a study regarding "a systemic breakdown in accountability and ethics." *See* Proposal, Seventh Recital. These concerns relating to the Company's conduct beyond applicable legal requirements relates to ethical considerations, i.e., actions that the Company is legally permitted to take but chooses not to take based upon broader policy goals and ethical business practices. For these reasons, the Proposal is asking for both a new legal oversight program and the development of new codes of ethics, which are matters of ordinary business.

For the foregoing reasons, the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(7).

THE COMPANY HAS ALREADY SUBSTANTIALLY IMPLEMENTED THE PROPOSAL.

Rule 14a-8(i)(10) permits an issuer to exclude a proposal if the company has already "substantially implemented the proposal." The purpose of Rule 14a-8(i)(10) is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *See SEC Release No. 34-12598* (July 7, 1976). However, Rule 14a-8(i)(10) does not require exact correspondence between the actions sought by a proponent

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10 *See also Raytheon Co.* (avail. Mar. 25, 2013) (noting that "[proposals] that concern a company's legal compliance program are generally excludable under rule 14a-8(i)(7)"); *Halliburton Co.* (avail. Mar. 10, 2006) (concurring in the exclusion of a proposal asking for a report evaluating the potential impact of legal violations and investigations on the company's reputation and stock price).

11 *The Walt Disney Co.* (avail. Dec. 12, 2011). *See also Verizon Communications Inc.* (avail. Jan. 10, 2011) (concurring with the exclusion of a proposal requested the board of directors form a "Corporate Responsibility Committee" to monitor "the extent to which Verizon lives up to its claims pertaining to integrity, trustworthiness, and reliability and the extent to which Verizon lives up to its Code of Business Conduct"); *International Business Machines Corp.* (avail. Jan. 7, 2010) (concurring with the exclusion of a proposal directing officers to "clearly and unambiguously restate and enforce the traditional standards of ethical behavior which characterized the way in which IBM conducted its business").

and the issuer's actions in order to exclude a proposal. *SEC Release No. 34-20091* (Aug. 16, 1983). Rather, the Staff has stated that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably" with those requested under the proposal, and not on the exact means of implementation. *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, the Rule requires only that a company's prior actions satisfactorily address the underlying concerns of the proposal and its essential objective.[12]

As noted above, the Proposal cannot be entirely implemented because the Proponent does not adequately explain how the Company is supposed to relate its profit-maximization strategy to an undefined concept of "long-term financial risks to the U.S. economy." The focus of the Proposal appears to be on whether the Company is cognizant of whether its business complies with applicable law and whether the Company considers extra-legal concepts of ethics and wider obligations to society. The Company has in fact implemented several measures to address these concerns.

- First, the Company has established Business Practices Committees, comprised of top management of the Company at the global level, by business, and by region. The purpose of these Committees is to "identify and assess conflicts of interest and other reputational and franchise risks that may arise, even when business practices fall within the 'letter of the law.'" The work of these Committees is reported regularly to the Board of Directors. The Global Business Practices Committee is composed of a chair selected by the Company's Chief Executive Officer and includes the Company's regional CEOs, its General Counsel, Chief Compliance Officer, Chief Financial Officer and the Head of Franchise Risk and Strategy. A copy of the charter of the Business Practices Committee is attached hereto as Enclosure 3. Through its Business Practices Committees, the Company already considers whether its current policies and procedures "above and beyond legal compliance" are adequate to preserve the Company's standing in the business community and wider society.

- Second, the Board of Directors has established a Risk Management and Finance Committee, the purpose of which is to assist the Board of Directors in fulfilling its responsibility with respect to (i) oversight of the Company's risk management framework, including the significant policies and practices used in managing credit, market, operational and certain other risks, (ii) oversight of the Company's policies and practices relating to treasury matters, including capital, liquidity and financing, as well as to merger, acquisition, and divestiture activity and (iii) oversight of the performance of the credit risk credit review function. The Committee reports to the Board of Directors regarding the Company's risk profile, as well as its risk management framework, including the significant policies and practices employed to manage risks in Company's businesses, as well as the overall adequacy of the risk management function. A copy of

12 *See, e.g., ConAgra Foods, Inc.* (avail. Jul. 3, 2006) (recognizing that the board of directors substantially implemented a request for a sustainability report because such a report is already published on the company's website); *Johnson & Johnson* (avail. Feb. 17, 2006) (concurring in the exclusion of a proposal to verify the "employment legitimacy of all current and future U.S. employees" in light of the company's substantial implementation through adherence to federal regulations).

the charter of the Risk Management and Finance Committee is attached hereto as Enclosure 4. In addition, the risk management function reports to the Board of Directors at every Board meeting. By forming a committee devoted to addressing the Company's liquidity and credit risks (among other things), and receiving reports at the Board level, the Company has already put an oversight procedure in place to attempt to safeguard the Company from a risk of failure (and thereby protect other constituencies from the collateral risks that might be caused by the Company's failure).

Through these and other measures, the Company has already demonstrated it is mindful of how its business activities affect stakeholders. The Board's committees and the relating reporting mechanisms are intended to minimize the risk of "moral hazard," to the extent that term is intended to address a concern that the Company has "externalized" risk (as the Proponent mentions in its Proposal) to pursue profits. The Board's committees and the relating reporting mechanisms also evidence the type of "oversight" mechanism urged by the Proponent to safeguard stakeholders against the risks posed by the Company's activities. While the Company cannot ascertain what goals the Proponent is seeking to advance in its Proposal, or exactly how to evaluate the risks to the "U.S. economy," the Company is clearly mindful of other constituencies. Accordingly, the Company believes it has substantially implemented the Proposal, inasmuch as the Company can infer what types of oversight functions the Proponent envisions.

For the foregoing reasons, the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(10).

CONCLUSION

For the foregoing reasons, the Company believes that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(3), Rule 14a-8(i)(7) and Rule 14a-8(i)(10).

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ENCLOSURE 3

CHARTER OF THE BUSINESS PRACTICES COMMITTEE

citi

CITIGROUP INC.

BUSINESS PRACTICES COMMITTEE CHARTER

November 2014

1. Mandate

The Citigroup Inc. ("Citi") Business Practices Committee (the "Committee") provides oversight and guidance necessary to ensure that Citi is implementing business practices that meet the highest standards of professionalism, integrity and ethical behavior across the company and are consistent with Citi's Mission and Principles. Each business, with the support of its respective control functions is responsible for ensuring that its business activities are carried out in full compliance with applicable law, rules and regulations. The purpose of the Business Practices effort is to identify, assess and resolve potential conflicts of interest and other reputational and franchise risk issues that may arise, even when business practices fall within the "letter of the law."

2. Membership

The Chair of the Committee shall be appointed by the Chief Executive Officer of Citi. The members of the Committee shall be appointed by the Chair and shall include the chairs of the ICG, Global Consumer and Citi Holdings Business Practices Committees, the Regional CEOs, Citi's General Counsel, Chief Compliance Officer, Chief Financial Officer, Chief Risk Officer, the Head of Franchise Risk and Strategy, the Head of Operations and Technology, the Head of Global Public Affairs, the CEO of Citibank, N.A and other selected members of senior management, as nominated by the Chair and approved by the Committee.

3. Meetings and Reports

The Committee will meet as frequently as it determines necessary but not less than quarterly; however, the Chair may adjust the meeting schedule as necessary. Meetings of the Committee may be held in person, telephonically or by videoconference. The Chair shall preside at all meetings of the Committee at which he or she is present and shall set the agendas for the meetings. All members of the Committee may suggest items for inclusion in the agenda for the Committee's meetings. The agenda and information concerning the business to be conducted at each Committee meeting shall, to the extent practical, be communicated to the members of the Committee sufficiently in advance of each meeting to permit meaningful review.

The Committee, in its discretion, may invite any persons to its meetings, including, but not limited to, management representatives of any of Citi's subsidiaries and affiliates.

The Committee shall report periodically to the Citi Board of Directors or a committee of the Board. The report may take the form of an oral or written report from the Chair or any other member of senior management designated by the Chair to make such report. The Committee shall appoint a Secretary who will maintain minutes or other records of meetings and activities of the Committee.

4. Authority and Key Responsibilities

The Committee shall perform the functions outlined in the Committee Mandate above, as may be appropriate in light of changing economic, business, legislative, regulatory or other conditions.

The Committee shall, without limitation:

- Ensure that a Business Practices Committee (BPC) has been established and is operating effectively in each of Citi's major business units;
- Monitor the activities of each business-level BPC for consistency with the Committee's mandate as described above, through periodic reporting and interlocking memberships, where appropriate;
- Review and resolve business practices issues that affect or may affect multiple business units at Citi or that may have corporate-wide reputational or franchise significance; provide periodic reports to the Citi Board of Directors, or a committee of the Board.

To assist the Committee in fulfilling its duties:

- The Chairs of each of the business-level BPCs and the Chairs of each of the Regional BPCs (including the Regional 3RGs) shall appoint a BPC Liaison, who shall be a member of the BPC Liaison Committee responsible for managing appropriate escalation of cross business and other reputational and franchise risk issues.

5. Action by the Committee

A majority of the voting members shall constitute a quorum at each meeting. The Chair of the Committee, in his or her discretion, may allow voting by proxy if the voting member is unable to attend a meeting. At the discretion of the Chair, a subcommittee may be appointed to act on behalf of the Committee or to participate in a joint meeting with one of the Business level or Regional BPCs. The Chair shall prescribe any other necessary procedures for conduct and recordation of actions taken by the Committee. Approvals by the Committee shall require a unanimous vote of members present (whether in person or by telephone or video conference) or attending by proxy.

6. Charter Review

The Committee shall review and assess, as necessary, the adequacy of this Charter on an annual basis.

ENCLOSURE 4

CHARTER OF THE RISK MANAGEMENT AND FINANCE COMMITTEE

CITIGROUP INC.
RISK MANAGEMENT AND FINANCE COMMITTEE CHARTER
As of January 15, 2014

Mission

The Risk Management and Finance Committee (the "Committee") of Citigroup Inc. ("Citigroup") is a standing committee of the Board of Directors ("Board"). The purpose of the Committee is to assist the Board in fulfilling its responsibility with respect to (1) oversight of Citigroup's risk management framework, including the significant policies and practices used in managing credit, market, operational and certain other risks, (2) oversight of Citigroup's policies and practices relating to Treasury matters, including capital, liquidity and financing, as well as to merger, acquisition, and divestiture activity ("M&A"), and (3) oversight of the performance of the Fundamental Credit Risk ("FCR") credit review function. The Committee reports to the Board of Directors regarding Citigroup's risk profile, as well as its risk management framework, including the significant policies and practices employed to manage risks in Citigroup's businesses, as well as the overall adequacy of the Risk Management function.

The Committee's role is one of oversight, recognizing that management is responsible for executing Citigroup's risk management, Treasury and M&A policies. While the Committee has the responsibilities and powers set forth in this Charter, Management is responsible for designing, implementing and maintaining an effective risk program. Line business managers are responsible for managing risks in the areas for which they are responsible. In addition, Citigroup's Chief Risk Officer ("CRO") manages Citigroup's credit, market and operational risks on a consolidated basis under Citigroup's risk management framework, provides overall leadership for Citigroup's risk management framework, independent Risk Management function and risk governance processes, including risk measurement, risk monitoring, risk control or mitigation, and risk reporting.

Membership

The Committee will consist of at least three members of the Board of Directors. All members will be non-management directors. The members of the Committee and the Committee Chair shall be appointed by, and may be removed by, the Board. Committee membership shall be rotated periodically. The Committee Chair shall be rotated periodically.

Authority

In furtherance of its duties, the Committee shall have direct access to, and receive regular reports from, management, including the CRO, and shall be provided by Citigroup with any information it requests relating to its responsibilities. The Committee shall have the power to conduct or authorize investigations into any matter within its scope of responsibilities, and to engage independent professional advisors as it considers appropriate. The Committee may form and delegate authority to subcommittees, comprised of one or more members of the Committee, as necessary or appropriate. Each subcommittee shall have the full power and authority of the Committee. The Committee is empowered to approve and amend policies and programs falling under its purview.

Duties and Responsibilities

The Committee shall have the following duties and responsibilities:

Meetings and Access

- Meet as often as it determines, but not less frequently than quarterly.
- Periodically meet separately with Management, the Citigroup CRO, and the FCR CRO.
- Regularly report to the Board on the Committee's activities.
- Annually review and report to the Board on its own performance.
- Review and assess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

Oversight of Risk Management

- The Committee has the authority to conduct or authorize reviews into any matters within its scope of responsibility. The Committee, to the extent it deems necessary or appropriate, will carry out the following responsibilities:
- Review Citigroup's risk appetite.
- Review and approve Citigroup's key risk policies on the establishment of risk limits and receive reports on Citigroup's adherence to significant limits.
- Receive reports from, review with, and provide feedback to, Management on the categories of risk Citigroup faces, including credit, market, liquidity and operational risk, the exposures in each category, significant concentrations within those risk categories, the metrics used to monitor the exposures and Management's views on the acceptable and appropriate levels of those risk exposures.
- Review Citigroup's credit, market, liquidity and operational risk management frameworks, including significant policies, processes and systems that Management uses to manage risk exposures, as well as risk measurement methodologies and approaches to stress testing.
- Evaluate the adequacy of the Risk Management function, and the qualifications and background of selected senior risk officers.

- Review the qualifications of the senior-level staff of the Risk Management function, and review the adequacy of the staffing of the function to perform its role in appropriate depth and frequency.

- Review the independence and authority of the Risk Management function.

- Review Citigroup's Risk Capital Framework (credit, market, liquidity and operational risks), including significant inputs and assumptions.

- Receive information from the CRO, the Chief Compliance Officer, the Chief Auditor, the Chief Financial Officer, the Treasurer, the General Counsel, others in Management, independent auditors, regulators and outside experts as appropriate regarding matters related to risk management and the Risk Management function.

- Review and approve Citi's Recovery Plan annually.

- In the event of a significant stress event, receive reports from Citi's Recovery Planning Committee concerning the potential impact of a crisis on Citi's businesses and review the recovery options to be pursued by Management.

- In consultation with the Audit Committee, review and discuss with Management, at least annually:
    - the key guidelines and policies governing Citigroup's significant processes for risk assessment and risk management; and
    - Citigroup's major financial risk exposures and the steps Management has taken to monitor and control such exposures.

- Review the adequacy and frequency of risk reporting to the Board.

- Perform other activities related to this charter as requested by the Board.

<u>Oversight of FCR Credit Review Function</u>

- Review and approve the appointment and replacement of the FCR CRO who shall report directly to the Committee; approve the FCR CRO's administrative reporting line to the Citigroup CRO; and approve the FCR CRO's base compensation, adjustments and incentive compensation.

- Review and approve the Fundamental Credit Review Charter annually.

- Review and approve the FCR Coverage Plan, including quarterly updates, any material changes to the plan, and its annual budget.

- Review and discuss any significant FCR findings that have been reported to management, management's responses, and the progress of the related corrective action plans.

- Review and evaluate the adequacy of the work performed by the FCR CRO and FCR, and ensure that FCR is independent, has unrestricted access to the Committee, and has adequate resources to fulfill its duties, including implementation of the FCR Coverage Plan.

- Receive quarterly reports from the FCR CRO on the results of FCR activities or communications of other matters that the FCR CRO determines are necessary, including private meetings with the FCR CRO without management present.

<u>Oversight of Treasury and M&A Matters</u>

- Review Citigroup's balance sheet, capital, funding, interest rate and liquidity management framework, including significant policies, processes, and systems that Management uses to manage exposures.

- Review reports from Management concerning Citigroup's balance sheet structure.

- Review reports from Management concerning Citigroup's liquidity, deposit raising, and funding activities.

- Review reports from Management concerning Citigroup's regulatory capital levels and capital structure.

- Review and make recommendations to the Board with respect to the Board's annual approval of the Omnibus Funding Resolutions.

- Review capital contributions that require notification to the Board pursuant to Citigroup's Major Expenditure Program – Limits of Authority.

- Review and make recommendations to the Board with respect to issuances of Citigroup's common stock, preferred stock and securities convertible into or exchangeable for Citigroup's common stock and preferred stock.

- Review and make recommendations to the Board with respect to dividends on Citigroup's common stock and preferred stock, unless the proposed dividend is under review at another Committee of the Board or the Board itself.

- Review and make recommendations to the Board with respect to open market repurchases of Citigroup's common stock.

- Receive reports on Citigroup's strategy with respect to merger, acquisition and divestiture activity and, unless a transaction is under review at another committee of the Board or the Board itself, review and make recommendations to the Board with respect to mergers, acquisitions and divestitures that require Board approval under the Major Expenditure Program – Limits of Authority.

Other Responsibilities

- The Committee will share information with the Audit Committee of the Board of Directors as necessary and appropriate to permit the Audit Committee to carry out its statutory, regulatory and other responsibilities.

- The Committee will receive summaries of regulatory examination reports pertaining to matters that are within the purview of the Committee and Management's responses thereto.